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                           June 22, 2023

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Amendment No. 8 to
Draft Registration Statement on Form F-1
                                                            Submitted June 8,
2023
                                                            CIK No. 0001907085

       Dear Oran Holtzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 8 to Draft Registration Statement on Form F-1

       Recent Developments
       Estimated Selected Preliminary Results for the Three Months Ended June 30, 2023 (unaudited), page 8

   1. With regard to the reconciliation for the three months ended June 30, 2023 of estimated
                                                        Operating Income to
Adjusted EBITDA, please address the following:
                                                            Tell us why it is
appropriate to adjust for Taxes on income as that amount is not included in either
Operating income or Adjusted EBITDA.
                                                            The reconciliation
to Adjusted EBITDA should be from the most directly comparable
                                                            GAAP measure, which
appears to be Net Income. If you are unable to estimate Net
                                                            Income, please tell
us why the terminology "Adjusted EBITDA" is consistent with
 Oran Holtzman
ODDITY Tech Ltd.
June 22, 2023
Page 2
          the Non-GAAP C&DI Question 100.05.
Management's Discussion and Analysis
Non-GAAP Financial Measures, page 92

2. We read your response and revised disclosures to our previous comment 1 and continue to believe that the non-GAAP adjustment for the founders' incentive plan is inconsistent with the guidance under Question 100.01 of the Non-GAAP Financial Measures Compliance
      and Disclosure Interpretation as it is a recurring (i.e. over multiple periods) cash expense related to growing your business as a result of such incentive bonuses being provided due to the revenues generated from Spoiled Child. As such, please revise accordingly.
Founder Option Agreements, page 163

3. Please revise your disclosure here to clarify whether each of Mr. Holtzman and Ms.
      Holtzman-Erel will be granted option awards for 257,188 Class A ordinary shares or whether both Mr. Holtzman and Ms. Holtzman-Erel will be granted option awards for a total of 257,188 Class A ordinary shares to be divided between them. Please also disclose the exercise price of the option awards.
Notes to Consolidated Financial Statements for the Three Months Ended March 31, 2023
Note 11: Subsequent Events, page F-45

4. Please disclose the anticipated accounting treatment for the acquisition of Revela Inc.
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

FirstName LastNameOran Holtzman                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameODDITY Tech Ltd.
                                                            Services
June 22, 2023 Page 2
cc:       Alison Haggerty
FirstName LastName